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                     [Jefferson Bancshares, Inc. Letterhead]


                                February 22, 2006

VIA EDGAR AND FACSIMILE
-----------------------

Mr. Benjamin Phippen
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

RE:  Jefferson Bancshares, Inc. (the "Company")
     Form 10-K for the Period Ended June 30, 2005
     Form 10-Q for the Quarter Ended September 30, 2005
     File Number 1-31689

Dear Mr. Phippen:

         We have received your letter dated February 14, 2006 in response to our letter submitted on February 2, 2006 and offer the following comments. To facilitate your review, we have repeated each of your comments followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2005
-------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9
------------------------------------------------------------

COMMENT NO. 1:
--------------

We note your response to comments one and two of our letter dated January 20, 2006. Based on your response it appears that the $3.1 million of loans originated pending sale to investors should be classified as loans held-for-sale. Please confirm that in future filings you will separately present these loans as loans held-for-sale. Confirm that you will separately present the origination and sale of these loans in the operating section of your statements of cash flows. Refer to paragraph 13(e) of SOP 01-6 and paragraph 9 of SFAS 102.

RESPONSE TO COMMENT NO. 1:

In future filings, we will separately present loans originated pending sale to investors as loans held-for-sale. Further, we will separately present the origination and sale of these

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Mr. Benjamin Phippen
February 22, 2006
Page 2


loans in the operating section of our statements of cash flows.

COMMENT NO. 2:
--------------

In future filings please include a footnote disclosing the nature of the transactions through which you originate and sell loans to investors and describe the related accounting policies. Refer to paragraph 13(a) of SOP 01-6.

RESPONSE TO COMMENT NO. 2:

In future filings, we will include a footnote disclosing the nature of the transactions through which we originate and sell loans to investors and describe the related accounting policies.

                                    * * * * *

Furthermore, the Company hereby acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

        If you have any questions about our responses or require any additional information, please do not hesitate to call me at (423) 586-8421 or Aaron Kaslow or Edward Olifer of Muldoon Murphy & Aguggia LLP at (202) 362-0840.

                                                   Very truly yours,

                                                   JEFFERSON BANCSHARES, INC.

                                                   /s/ Jane P. Hutton

                                                   Jane P. Hutton
                                                   Chief Financial Officer


cc: Joyce Sweeney, Accounting Branch Chief, Securities and Exchange Commission Anderson L. Smith, Jefferson Bancshares, Inc.
      Aaron M. Kaslow, Muldoon Murphy & Aguggia LLP
      Edward G. Olifer, Muldoon Murphy & Aguggia LLP